UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Sea Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.0005 per share
(Title of Class of Securities)

81141R100
(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

with a copy to:

Eric Blanchard
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Telephone: +1 212-841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,429,093 Shares[1]

	8	SHARED VOTING POWER
46,573,653 Shares[2]

	9	SOLE DISPOSITIVE POWER
122,002,746 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,002,746 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4% of Class A Ordinary Shares[3] (27.3% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares, including shares held by others, are converted into Class A Ordinary Shares)

14	TYPE OF REPORTING PERSON
CO

1 Includes (i) 60,074,257 Class B Ordinary Shares that are subject only to an irrevocable proxy with respect to limited matters relating to the size and/or composition of the Issuer’s board granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5) (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy (as defined below)), (ii) 7,496,251 Class A Ordinary Shares issued upon conversion in full of the convertible promissory note held by Tencent Limited in principal amount of $100,000,000, at a conversion price of $13.34, (iii) 2,525,252 Class A Ordinary Shares acquirable upon conversion in full of the 2018 Convertible Notes (defined below) held by THL E Limited in principal amount of $50,000,000, assuming an initial conversion price of $19.80 and (iv) 5,333,333 Class A Ordinary Shares held by Huang River Investment Limited (“Huang River”).
2 Represents 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all matters that require shareholder vote (other than the size and/or composition of the Issuer’s board which is subject to a separate proxy discussed in note 1 above) granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5).
3 Based on 401,965,514 Class A Ordinary Shares, including (i) as informed to us by the Issuer, 292,792,352 Class A Ordinary Shares outstanding immediately after the completion of the Offering (defined below), (ii) 106,647,910 Class B Ordinary Shares beneficially owned by the Reporting Person, and (iii) 2,525,252 Class A Ordinary Shares acquirable upon conversion in full of the 2018 Convertible Notes held by THL E Limited in principal amount of $50,000,000, assuming an initial conversion price of $19.80. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes, voting together as a single class on all matters subject to vote at general meetings of the Issuer. After taking into account the Irrevocable Proxy granted by the Reporting Person and its affiliates and assuming full conversion of the 2018 Convertible Notes into 2,525,252 Class A Ordinary Shares, the voting power held by the Reporting Person represents approximately 26.0% of the aggregate voting power of the Issuer’s total issued and outstanding shares voting together as a single class with respect to all matters that require shareholder vote, except with respect to the size and/or composition of the Issuer’s board for which the Reporting Person’s voting power is lower as a result of the separate proxy discussed in note 1 above.

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tencent Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
63,633,008 Shares[4]

	8	SHARED VOTING POWER
46,573,653 Shares[5]

	9	SOLE DISPOSITIVE POWER
110,206,661 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,206,661 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9% of Class A Ordinary Shares[6] (24.8% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares, including shares held by others, are converted into Class A Ordinary Shares)

14	TYPE OF REPORTING PERSON
CO

4 Includes (i) 56,136,757 Class B Ordinary Shares that are subject only to an irrevocable proxy with respect to limited matters relating to the size and/or composition of the Issuer’s board granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5) (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy) and (ii) 7,496,251 Class A Ordinary Shares issued upon conversion in full of the convertible promissory note held by Tencent Limited in principal amount of $100,000,000, at a conversion price of $13.34.
5 Represents 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all matters that require shareholder vote (other than the size and/or composition of the Issuer’s board which is subject to a separate proxy discussed in note 1 above) granted by the Reporting Person and its affiliates to the founder of the Issuer (discussed in Item 5).
6 Based on 395,502,762 Class A Ordinary Shares, including (i) as informed to us by the Issuer, 292,792,352 Class A Ordinary Shares outstanding immediately after the completion of the Offering (defined below) and (ii) 102,710,410 Class B Ordinary Shares beneficially owned by the Reporting Person.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 30, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated November 8, 2017 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 1, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”) and Tencent Limited, a British Virgin Islands company (“Tencent”, together with Tencent Holdings, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$ 0.0005 per share (the “Class A Ordinary Shares”) of Sea Limited, a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).

This Amendment No. 2 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of (i) purchases of the Issuer’s American Depositary Shares (“ADSs”), each representing one Class A Ordinary Share, by Huang River in the Issuer’s follow-on offering completed on March 8, 2019 (the “Offering”) and (ii) changes in the aggregate number of outstanding Class A Ordinary Shares of the Issuer.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in the Amendment No. 2 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) and (f): This Statement is being filed jointly by:

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”); and

(ii)	Tencent Limited, a British Virgin Islands company (“Tencent”) (the entities listed in items (i) and (ii) are collectively referred to herein as the “Reporting Persons”).

The directors of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Jacobus Petrus (Koos) Bekker, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun. Messrs. Ma Huateng and Li Dong Sheng are citizens of the People’s Republic of China. Messrs. Lau Chi Ping Martin, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun are citizens of the People’s Republic of China (Hong Kong SAR). Messrs. Jacobus Petrus (Koos) Bekker and Charles St Leger Searle are citizens of the Republic of South Africa.

The executive officers of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Xu Chenye, Ren Yuxin, James Gordon Mitchell, David A M Wallerstein and John Shek Hon Lo. Messrs. Xu Chenye and Ren Yuxin are citizens of the People’s Republic of China. Mr. James Gordon Mitchell is a citizen of the United Kingdom of Great Britain and Northern Ireland. Mr. David A M Wallerstein is a citizen of the United States of America. Mr. John Shek Hon Lo is a citizen of the People’s Republic of China (Hong Kong SAR).

The directors of Tencent are Messrs. Ma Huateng, Charles St Leger Searle and Brent Irvin. Mr. Brent Irvin is a citizen of the United States of America.

Tencent does not have any executive officers.

The Reporting Persons have entered into a joint filing agreement dated as of March 12, 2019, a copy of which is attached hereto as Exhibit 1.

(b):	The principal business office of Tencent Holdings is Cricket Square, Hutchins Drive, P.O. Box2681, Grand Cayman KY1-1111, Cayman Islands.

The principal business office of Tencent is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The principal business address of the directors and executive officers of Tencent Holdings is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

The principal business address of the directors of Tencent is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c)
Tencent Holdings is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent is a wholly-owned subsidiary of Tencent Holdings and is principally engaged in the business of holding securities in portfolio companies in which Tencent Holdings invests.

(d)-(e) None of the Reporting Persons nor any of the persons or entities referred to in Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

In June 2018, the Issuer completed an offering of 2.25% convertible senior notes due 2023 (the “2018 Convertible Notes”) in an aggregate principal amount of $575 million (the “June 2018 Note Offering”). Holders of the 2018 Convertible Notes have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding January 1, 2023; or (ii) anytime on or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date. The 2018 Convertible Notes may be converted, in whole or in part, into Class A Ordinary Shares at an initial conversion price of 50.5165 ADSs per US$1,000 principal amount (equivalent to US$19.80 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments.

THL E Limited purchased $50 million principal amount of the 2018 Convertible Notes in the June 2018 Note Offering. THL E Limited used the working capital of Tencent Holdings, its parent company, to fund the purchase of the 2018 Convertible Notes.

In the Offering, Huang River purchased 2,000,000 ADSs, representing 2,000,000 Class A Ordinary Shares, for aggregate consideration of $45,000,000. Huang River used funds from an affiliate, which is a wholly-owned subsidiary of Tencent Holdings, to pay for the purchase of ADSs in the Offering.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding at the end of the first paragraph thereof:

The Reporting Persons acquired the ADSs in the Offering, as described in Item 3, for investment purposes and to strengthen the strategic relationship between Tencent Holdings and its affiliates and the Issuer.

Other than as set forth in this Statement, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any other person named in Item 2 hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons, and any person named in Item 2 hereto, reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, Tencent Holdings may be deemed to have beneficial ownership and shared power to vote or direct the vote of 15,354,836 Class A Ordinary Shares and 106,647,910 Class B Ordinary Shares. Tencent may be deemed to have beneficial ownership and shared power to vote or direct the vote 7,496,251 Class A Ordinary Shares and 102,710,410 Class B Ordinary Shares.

The Reporting Persons beneficially held approximately 30.4% of the total Class A Ordinary Shares outstanding following the Offering, based on a total of 401,965,514 Class A Ordinary Shares, including (i) as informed to us by the Issuer, 292,792,352 Class A Ordinary Shares outstanding immediately after the completion of the Offering, (ii) 106,647,910 Class B Ordinary Shares beneficially owned by the Reporting Person, and (iii) 2,525,252 Class A Ordinary Shares acquirable upon conversion in full of the 2018 Convertible Notes held by THL E Limited in principal amount of $50,000,000, assuming an initial conversion price of $19.80.

The Reporting Persons beneficially held approximately 27.3% of the total Class A Ordinary Shares and Class B Ordinary Shares outstanding after completion of the Offering, based on a total of 447,493,307 Class A Ordinary Shares, including (i) as informed to us by the Issuer, 292,792,352 Class A Ordinary Shares outstanding immediately after the completion of the Offering, (ii) 152,175,703 Class B Ordinary Shares outstanding as of January 31, 2019, as reported on the Form 20-F filed by the Issuer on March 1, 2019 plus (iii) 2,525,252 Class A Ordinary Shares acquirable upon conversion in full of the 2018 Convertible Notes held by THL E Limited in principal amount of $50,000,000, assuming an initial conversion price of $19.80.

After taking into account the Irrevocable Proxy granted by the Reporting Person and its affiliates and assuming full conversion of the 2018 Convertible Notes into 2,525,252 Class A Ordinary Shares, respectively, the voting power held by the Reporting Person represents approximately 26.0% of the aggregate voting power of the Issuer’s total issued and outstanding shares voting together as a single class with respect to all matters that require shareholder vote, except with respect to the size and/or composition of the Issuer’s board for which the Reporting Person’s voting power is lower as a result of the separate proxy discussed in note 1 above.

The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as at the date of completion of the Offering. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to three votes per share on all matters submitted to them for a vote.

The Irrevocable Proxy

Under an irrevocable proxy dated as of September 1, 2017 (the “Irrevocable Proxy”), the Reporting Parties and their affiliate have granted the founder of the Issuer, Forrest Xiaodong Li, the following irrevocable proxies:

•
an irrevocable proxy with respect to all of their Class B Ordinary Shares for any matters concerning the size and/or composition of the Issuer’s board that require a shareholder vote, including, any resolution to approve, authorize or confirm any increase or decrease in the number of or any minimum or maximum number of directors of the Issuer’s board, any appointment or election of any new director or directors of the Issuer, and any removal or replacement of any existing director or directors of the Issuer.  The founder has agreed to vote all of such Class B Ordinary Shares at the direction of Tencent Holdings for the election, removal and replacement of one member of the board, provided the nominee is qualified and permitted to serve on the board under applicable law and stock exchange rules.

•	an irrevocable proxy for all other matters that require shareholder vote with respect to 46,573,653 Class B Ordinary Shares held by the Reporting Persons and their affiliate.

Upon termination of the Irrevocable Proxy, all issued and outstanding Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares (subject to the exception described below).  The Irrevocable Proxy will terminate upon the earliest of (i) the tenth anniversary of the completion of the IPO, which can be extended if the parties agree; (ii) the founder voluntarily ceasing to be the Issuer’s group chief executive officer; (iii) the death or permanent incapacity of the founder; (iv) the founder failing to spend at least half of all work days, excluding certain leaves, in any given calendar year on the Issuer’s business, at the end of such calendar year; (v) the founder voting the proxy shares on the Tencent director matter contrary to the written direction of Tencent Holdings; or (vi) the mutual agreement of the parties.  However, if upon the tenth anniversary of the completion of the IPO the number of issued and outstanding Class B Ordinary Shares held by the Reporting Persons and their affiliate are less than 50% of the total number of issued and outstanding Class B Ordinary Shares they held immediately after the completion of the IPO, all of the Class B Ordinary Shares then held by the Reporting Persons and their affiliate will automatically convert into an equal number of Class A Ordinary Shares, and all of the Class B Ordinary Shares held by the founder and his permitted transferees will not convert into Class A Ordinary Shares until the earliest of an additional ten years or any of the events described in (ii), (iii) and (iv) above.

Due to the Irrevocable Proxy, the Reporting Persons may be deemed to share voting power with Forrest Xiaodong Li with respect to the 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all other matters that require shareholder vote.

Solely due to the Irrevocable Proxy, the Reporting Persons and the founder of the Issuer, Forrest Xiaodong Li, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b).  However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Tencent for its directly held shares) that it is the beneficial owner of any Class A or B Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Ordinary Shares.
Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

In the Offering, Huang River purchased 2,000,000 ADSs, representing 2,000,000 Class A Ordinary Shares, at a purchase price of $22.50 per ADS for aggregate consideration of $45,000,000.

The information set forth in Item 3 above is also incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated March 12, 2019, among Tencent Holdings Limited and Tencent Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2019

TENCENT HOLDINGS LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Representative

TENCENT LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Representative